SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                Pursuant to Section l3(e)(l) of the Securities
                              Exchange Act of l934

                                (Amendment No. 1)


                               CEL-SCI CORPORATION
                                (Name of Issuer)

                               CEL-SCI CORPORATION
                      (Name of Person(s) Filing Statement)

                         Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                   150-837-128
                      (CUSIP Number of Class of Securities)

                              William T. Hart, Esq.
                                  Hart & Trinen
                             l624 Washington Street
                             Denver, Colorado 80203
                                  303-839-006l
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)

                                November 14, l997
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)




                           Calculation of Filing Fee:

                 ----------------------------------------------
                (                     )                        )
                (   Transaction       )  Amount of Filing Fee  )
                (    Valuation*       )         $4,960         )
                (   $24,800,000       )                        )
                 ----------------------------------------------

    The valuation set forth above is based upon the market price of the Warrants, assuming all Warrants are tendered pursuant to this offering.

    *Set forth the amount on which the filing fee is calculated and state how it was determined.

    [X] Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration state- ment number, or the Form or Schedule and the date of its filing.

    Amounts Previously Paid:  $8,567
    Form or Registration Nos.:   333-31489
    Filing Party:    CEL-SCI Corporation
    Dates Filed:    August 4, l997

Item l.  Security and Issuer

              (a) The name of the issuer is CEL-SCI Corporation. The address of its principal executive office is 66 Canal Center Plaza, Suite 510, Alexandria, Virginia 22314.

              (b) This offer relates to the issuer's Common Stock Purchase Warrants (the "Warrants"), of which 5,175,000 Warrants are outstanding as of the date hereof. A Warrant holder who tenders five Warrants and $6.00 in cash will receive one share of the issuer's common stock (the "Common Stock") and one
Series A Warrant. Warrants may be acquired from officers, directors or affiliates of the issuer.

              (c) Incorporated by reference to that portion of the issuer's Registration Statement on Form S-3, SEC File No. 333-31489 (the "Registration Statement") captioned "Market for the Company's Common Stock."

              (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a)  See Item l(b) above.
         (b)  Not applicable.

Item 3. Purposes of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         Incorporated by reference to those portions of the Registration Statement captioned "Plan of Distribution - Exchange Offer."

Item 4.  Interest in Securities of the Issuer.

         None.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         None.

Item 6.  Persons Retained, Employed or to be Compensated.

         None.

Item 7.  Financial Information.

              (a)   Incorporated   by  reference   to  those   portions  of  the
Registration Statement captioned "Prospectus Summary".

              (b) Not applicable.

Item 8.  Additional Information.

         None.

Item 9.  Material to be Filed as Exhibits.

              (a)  Letter of Transmittal.  See also (e) below.

              (b)  None.

              (c)  None.

              (d)  None.

              (e) Prospectus filed as part of a Registration Statement on Form S-3, Registration Number 333-31489. (Previously filed)

                   Prospectus supplement dated January 27, 1998

              (f)  None.


                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CEL-SCI CORPORATION

January 27, 1998                  By: /s/ Geert R. Kersten
                                      --------------------
                                            Geert R. Kersten
                                            Chief Executive Officer